UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-35454

Vipshop Holdings Limited

No. 20 Huahai Street

Liwan District, Guangzhou 510370

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vipshop Holdings Limited

By:	/s/ Donghao Yang
Name:	Donghao Yang
Title:	Chief Financial Officer

Date: August 10, 2012

2

EXHIBIT INDEX

Exhibit 99.1 – Press release

3

Exhibit 99.1

Vipshop Reports Second Quarter 2012 Financial Results

2Q12 Net Revenues Up 233.5% YOY

2Q12 Gross Margin Increased to 21.8%

Conference Call to be Held at 8:00 AM U.S. Eastern Time on August 10

Guangzhou, China, August 9, 2012 – Vipshop Holdings Limited (NYSE: VIPS) (“Vipshop” or the “Company”), China’s leading online discount retailer for brands, today announced its unaudited financial results for the quarter ended June 30, 2012.

Second Quarter 2012 Highlights

•

Net revenues increased by 233.5% over prior year period to US$135.3 million, primarily attributable to a 227.3% increase in the number of active customers[1] to 1.5 million and a 242.3% increase in total orders[2] to 4.7 million.

•	Gross margin increased to 21.8% from 18.3% in the prior year period and 21.2% in the first quarter of 2012.

•

Non-GAAP loss from operations[3] decreased to US$3.8 million from US$6.9 million in the prior year period. Non-GAAP operating loss margin[4] improved to 2.8% from 17.1% in the prior year period and 6.5% in the first quarter of 2012.

•

Net loss attributable to ordinary shareholders decreased to US$5.8 million from US$19.5 million in the prior year period. Net loss margin improved to 4.3% from 48.1% in the prior year period and 8.5% in the first quarter of 2012.

Mr. Eric Shen, Chairman and CEO of Vipshop, stated, “We are excited to have had another quarter of solid growth in both financial and operational results, further underscoring our strong operational expertise and capabilities in China’s rapidly growing e-commerce market. Even with the backdrop of slowing economic growth in China, demand for discounted branded products on our platform grew by over 227% year over year to 4.7 million total orders as our 1.5 million shoppers increasingly search for bargain deals. Looking ahead, we expect to leverage our increasing scale, expand our relationships with brand partners and focused on further streamlining fulfillment operations, which we believe will lead to further improvement in our bottom line performance. We believe that these initiatives will further reinforce our market leadership and growth capabilities over the long run.”

Mr. Donghao Yang, CFO of Vipshop, commented, “Our robust growth in both top line and bottom line continues to highlight the network and scale effect associated with the value that we provide to our customers and brand partners. This effect resulted in gross margin further improving to 21.8% as our negotiating position with our brand partners improves and we continue to attract more shoppers. In addition, our focus on optimizing the efficiency of our fulfillment operations resulted in our non-GAAP net loss margin5 improving dramatically to 3.1% as compared to 17.6% in the second quarter of 2011 and 6.4% in the first quarter of 2012. The growing scalability of our brand partnerships, products portfolio, and active user base will drive increased operational leverage, providing us increased confidence in the sustainability of our business model.”

[1]	Active customers are defined as any registered member who has purchased products from the Company at least once during the quarter.
[2]	Total orders are defined as the total number of orders placed during the quarter.
[3]	Non-GAAP loss from operations is a non-GAAP financial measure, which is defined as loss from operations excluding share-based compensation expenses.
[4]	Non-GAAP operating loss margin is a non-GAAP financial measure, which is defined as non-GAAP loss from operations as a percentage of net revenues.
[5]

Non-GAAP net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses. Non-GAAP net loss margin, a non-GAAP financial measure, is defined as non-GAAP net loss as a percentage of net revenues.

Second Quarter 2012 Financial Results

NET REVENUES

Net revenues for the second quarter of 2012 increased by 233.5% to US$135.3 million from US$40.6 million in the prior year period, primarily driven by growth in the number of active customers and total orders. On a sequential basis, net revenues grew 33.6% in the second quarter of 2012 primarily due to seasonality associated with the pent-up demand following the Chinese holiday season in the first quarter.

The number of active customers for the second quarter of 2012 increased by 227.3% to 1.5 million from approximately 447,000 in the prior year period. The number of total orders for the second quarter of 2012 increased by 242.3% to 4.7 million from approximately 1.4 million in the prior year period. This increase was primarily due to the Company’s addition of several regional sub-sites in 2011, as well as continued efforts to optimize product selection, increase the number of sales events and increase the number of SKUs available on its website. In addition, the Company’s regional warehouse expansion into Shanghai, Chengdu and Beijing has enhanced its ability to accommodate increased demand from end customers.

GROSS PROFIT

Gross profit for the second quarter of 2012 increased by 297.8% to US$29.6 million from US$7.4 million in the prior year period. This reflects both the significant increase in net revenues as well as continued margin expansion. Gross margin increased to 21.8% in the second quarter of 2012 from 18.3% in the prior year period and 21.2% in the first quarter of 2012. This increase is attributable to the Company’s increased bargaining power with its suppliers due to the Company’s increased scale.

OPERATING EXPENSES

Total operating expenses for the second quarter of 2012 increased by 30.9% to US$35.0 million from US$26.7 million in the prior year period. As a percentage of net revenues, total operating expenses decreased to 25.9% from 65.9% in the prior year period and 29.7% in the first quarter of 2012.

•

Fulfillment expenses increased by 143.7% to US$20.5 million for the second quarter of 2012 from US$8.4 million in the prior year period, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of net revenues, fulfillment expenses decreased to 15.2% from 20.8% in the prior year period and 16.7% in the first quarter of 2012, which reflects the Company’s strategy of shifting towards using regional delivery services and capacity expansion of regional warehouses.

•

Marketing expenses increased to US$6.6 million from US$2.3 million in the prior year period. As a percentage of net revenues, marketing expenses decreased to 4.9% from 5.7% in the prior year period and 5.8% in the first quarter of 2012, demonstrating the Company’s ability to control marketing expenses and leverage word-of-mouth referrals.

•

Technology and content expenses increased to US$2.7 million from US$850,118 in the prior year period, primarily reflecting the Company’s continued efforts to invest in its website and IT system to better support future growth. As a percentage of net revenues, technology and content expenses slightly decreased to 2.0% from 2.1% in the prior year period and 2.4% in the first quarter of 2012.

•

General and administrative expenses decreased to US$5.6 million from US$15.2 million in the prior year period. As a percentage of net revenues, general and administrative expenses decreased to 4.1% from 37.5% in the prior year period and 5.7% in the first quarter of 2012, primarily due to decreased share-based compensation charges compared to the prior year period, increased operational leverage as well as the Company’s continued cost-control efforts.

Loss from operations was US$5.4 million compared to a loss from operations of US$19.3 million in the prior year period reflecting the growing scale of the Company’s operations, improved gross margin and costs control. Operating loss margin improved to 4.0% from 47.6% in the prior year period and 8.6% in the first quarter of 2012.

Non-GAAP loss from operations, which excludes the impact of share-based compensation expense, decreased to US$3.8 million from US$6.9 million in the prior year period. Non-GAAP operating loss margin improved to 2.8% from 17.1% in the prior year period and 6.5% in the first quarter of 2012.

NET LOSS

Net loss attributable to ordinary shareholders decreased to US$5.8 million from US$19.5 million in the prior year period. Net loss margin improved to 4.3% from 48.1% in the prior year period and from 8.5% from the first quarter of 2012. Net loss attributable to ordinary shareholders per diluted ADS6 was US$0.11 compared to US$0.85 in the prior year period.

Non-GAAP net loss attributable to ordinary shareholders, which excludes share-based compensation expenses, was US$4.2 million compared to US$7.1 million in the prior year period. Non-GAAP net loss margin improved to 3.1% from 17.6% in the prior year period and 6.4% from the first quarter of 2012. Non-GAAP net loss attributable to ordinary shareholders per diluted ADS was US$0.08 in the second quarter of 2012 compared to US$0.31 in the prior year period.

For the quarter ended June 30, 2012, the Company’s weighted average number of ADSs used in computing diluted loss per ADS was 50,569,283.

As of June 30, 2012, the Company had cash and cash equivalents of US$115.6 million.

For the second quarter of 2012, net cash from operating activities was $17.0 million.

Business Outlook

For the third quarter of 2012, the Company expects its net revenues to be between US$145 million and US$150 million, representing a year-over-year growth rate of approximately 176% to 186%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Recent Developments

In June 2012, Vipshop appointed Mr. Daniel Kao as the Company’s Chief Technology Officer (“CTO”). Mr. Kao has more than 16 years’ industry experience with leading e-commerce and Internet companies in the U.S. and China. Prior to joining the Company, Mr. Kao was the director of site operation and quality engineering at eBay Inc., the worldwide leader in online shopping and payments.

Conference Call Information

The Company will hold a conference call at 8:00 a.m. Eastern Time on August 10, 2012 to discuss its financial results and operating performance for the second quarter of 2012.

[6]	“ADS” is American Depositary Share. Each ADS represents two ordinary shares.

To participate in the call, please dial the following numbers:

United States:	+1-646-254-3515
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#16687587

A replay of the call will be available through August 16, 2012 by dialing the following numbers:

United States:	+1-718-354-1232
International Toll Free:	+1-866-214-5335
China Domestic:	400-6920026
Conference ID:	#16687587

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vipshop.com

About Vipshop Holdings Limited

Vipshop Holdings Limited (“Vipshop” or the “Company”) is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit ir.vipshop.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity and comprehensive income (loss), consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net income/(loss) attributable to ordinary shareholders per diluted ADS and non-GAAP income/(loss) from operations, each of which is a non-GAAP financial measure. Non-GAAP net income/(loss) attributable to ordinary shareholders is net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation expenses. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews non-GAAP net income/(loss) together with net income/(loss) to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures have material limitations as an analytical tools. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Operations

(Amounts in US dollars, except for number of shares and ADS and per share and per ADS data)

	Three Months Ended
	June 30, 2011	June 30, 2012	March 31, 2012
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	40,557,739	135,279,785	101,262,023
Cost of goods sold	(33,129,354)	(105,727,006)	(79,837,020)

Gross profit	7,428,385	29,552,779	21,425,003

Operating expenses
Fulfillment expenses*	(8,427,225)	(20,540,533)	(16,877,142)
Marketing expenses	(2,317,286)	(6,593,048)	(5,873,102)
Technology and content expenses	(850,118)	(2,656,044)	(2,433,157)
General and administrative expenses	(15,198,844)	(5,575,356)	(5,756,147)
Other income	63,873	369,609	841,428

Total operating expenses	(26,729,600)	(34,995,372)	(30,098,120)

Loss from operations	(19,301,215)	(5,442,593)	(8,673,117)
Interest expenses	(17,188)	(33,977)	(186,725)
Interest income	4,313	375,826	165,939
Exchange (loss) gain	(181,211)	(678,866)	107,664

Loss before income taxes	(19,495,301)	(5,779,610)	(8,586,239)

Income tax expense	—	—	—

Net loss	(19,495,301)	(5,779,610)	(8,586,239)

Net loss attributable to ordinary shareholders	(19,495,301)	(5,779,610)	(8,586,239)

Weighted average numbers of shares used in calculating net loss per share:
—Basic	45,986,482	101,138,565	51,664,716
—Diluted	45,986,482	101,138,565	51,664,716

Net loss per share
—Basic	(0.42)	(0.06)	(0.17)
—Diluted	(0.42)	(0.06)	(0.17)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.85)	(0.11)	(0.33)
—Diluted	(0.85)	(0.11)	(0.33)

*	Including shipping and handling expenses, which amounted US$5.2 million, US$12 million and US$9.4 million in the three month periods ended June 30, 2011, June 30, 2012 and March 31, 2012, respectively.

	Three Months Ended
	June 30, 2011	June 30, 2012	March 31, 2012
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation expenses included are follows:
Fulfillment expenses	27,868	75,540	60,007
Marketing expenses	6,153	29,628	27,820
Technology and content expenses	51,937	212,248	162,606
General and administrative expenses	12,273,556	1,286,408	1,852,786

Total	12,359,514	1,603,824	2,103,219

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(Amounts in US dollars)

	As of December 31, 2011	As of June 30, 2012
	USD	USD
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	44,954,778	115,555,040
Restricted deposits	14,214,585	—
Accounts receivable	4,150,664	1,317,695
Amounts due from related parties	2,101,853	—
Other receivables	9,410,481	5,804,461
Inventories	69,742,200	62,737,047
Advance to suppliers	12,626,286	4,817,656
Prepaid expenses	1,077,194	846,725

Total current assets	158,278,041	191,078,624

NON-CURRENT ASSETS
Property and equipment, net	9,148,162	8,930,231
Deposits for property, plant and equipment	—	216,118
Other assets	9,117	6,719

Total non-current assets	9,157,279	9,153,068

TOTAL ASSETS	167,435,320	200,231,692

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the VIE without recourse to the Company of $2,243,711 and $253,416 as of December 31, 2011 and June 30, 2012, respectively)	88,020,376	76,080,738
Advance from customers (Including advance from customers of the VIE without recourse to the Company of $15,378,465 and $18,392,865 as of December 31, 2011 and June 30, 2012, respectively)	15,381,357	18,463,318
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the VIE without recourse to the Company of $11,825,417 and $10,750,523 as of December 31, 2011 and June 30, 2012, respectively)	26,666,502	26,933,646
Amounts due to related parties (Including amounts due to related parties of the VIE without recourse to the Company of $2,992,516 and $527,282 as of December 31, 2011 and June 30, 2012, respectively)	3,797,508	620,317
Deferred income (Entire amounts are liabilities of the VIE without recourse to the Company)	2,569,655	5,454,869
Bank borrowings	12,710,720	—

Total current liabilities	149,146,118	127,552,888

Total liabilities	149,146,118	127,552,888

EQUITY
Ordinary shares (US$0.0001 par value, 471,620,833 shares authorized and 46,234,659 shares issued and outstanding as of December 31, 2011; US$0.0001 par value, 101,138,565 shares issued and outstanding as of June 30, 2012)	4,624	10,114

Series A Preferred Shares (US$0.0001 par value: 20,212,500 shares authorized, issued and outstanding as of December 31, 2011; nil authorized, issued and outstanding as of June 30, 2012)	20,113,898	—

Series B Preferred Shares (US$0.0001 par value: 8,166,667 shares authorized, issued and outstanding as of December 31, 2011; nil authorized, issued and outstanding as of June 30, 2012)	41,147,021	—
Additional paid-in capital	124,341,953	254,262,023
Accumulated losses	(166,553,261)	(180,919,110)
Accumulated other comprehensive income (loss)	(765,033)	(674,223)

Total shareholders’ equity	18,289,202	72,678,804

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	167,435,320	200,231,692

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	June 30, 2011	June 30, 2012	March 31, 2012
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Loss from operations	(19,301,215)	(5,442,593)	(8,673,117)
Share-based compensation expenses	12,359,514	1,603,824	2,103,219

Non-GAAP loss from operations	(6,941,701)	(3,838,769)	(6,569,898)

Net loss attributable to ordinary shareholders	(19,495,301)	(5,779,610)	(8,586,239)
Share-based compensation expenses	12,359,514	1,603,824	2,103,219

Non-GAAP net loss attributable to ordinary shareholders	(7,135,787)	(4,175,786)	(6,483,020)

Weighted average numbers of shares used in calculating net loss per share:
—Basic	45,986,482	101,138,565	51,664,716
—Diluted	45,986,482	101,138,565	51,664,716

Non-GAAP net loss per attributable to ordinary shareholders per share
—Basic	(0.16)	(0.04)	(0.13)
—Diluted	(0.16)	(0.04)	(0.13)

Non-GAAP net loss per attributable to ordinary shareholders per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.31)	(0.08)	(0.25)
—Diluted	(0.31)	(0.08)	(0.25)